UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A

TRUSTEE PURSUANT TO SECTION 305(b)(2) ☐

ARGENT INSTITUTIONAL TRUST COMPANY
(Exact name of trustee as specified in its charter)

Corporation duly organized and existing under the laws of the State of Florida	56-2075834
(Jurisdiction of incorporation of organization if not a U.S. national bank)	(I.R.S. Employer Identification Number)

1715 North Westshore Blvd., Suite 750, Tampa, FL	33607
(Address of principal executive offices)	(Zip Code)

REKOR SYSTEMS, INC.
(Exact Name of Registrant as Specified in its Governing Instruments)

Delaware	81-5266334
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

6721 Columbia Gateway Drive, Suite 400

Columbia, MD 21046

(410) 762-0800

(Address, Including Zip Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Robert A. Berman

Chief Executive Officer, Executive Chairman and Director

6721 Columbia Gateway Drive, Suite 400

Columbia, MD 21046

(410) 762-0800

(Name, Address, Including Zip Code, and Telephone Number,

Including Area Code, of Agent for Service)

With copies to:

Jason Saltsberg, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas, 15th Floor

New York, NY 10019

(212) 451-2300

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this registration statement.

DEBT SECURITIES

(Title of the indenture securities)

Item 1.	General Information. Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Florida Office of Financial Regulation 200 E. Gaines Street Tallahassee, FL 32399

(b)	Whether it is authorized to exercise corporate trust powers.

The trustee is authorized to exercise corporate trust powers.

Item 2.	Affiliations with the obligor. If the obligor is an affiliate of the trustee, describe such affiliation.

None.

Item 16.	List of exhibits. List below all exhibits filed as a part of this statement of eligibility.

1.	A copy of the articles of association of the trustee.

2.	A copy of the certificate of authority of the trustee to commence business.

3.	A copy of the authorization of the trustee to exercise corporate trust powers. (See exhibits 1 and 2).

4.	A copy of the existing bylaws of the trustee, as now in effect.

5.	Not Applicable.

6.	The consent of the Trustee required by Section 321(b) of the Act.

7.	A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

8.	Not Applicable.

9.	Not Applicable.

[Remainder of this Page Intentionally Left Blank; Signature Pages Follow]

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SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, ARGENT INSTITUTIONAL TRUST COMPANY, a corporation duly organized and existing under the laws of the State of Florida, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Atlanta, and State of Georgia, on the 15th day of December, 2023.

ARGENT INSTITUTIONAL TRUST COMPANY

By:	/s/ Paul Vaden
Paul Vaden
Vice President

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